                                Securities and Exchange Commission
                                      Washington, D.C.  20549



                                             FORM 11-K




( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 (FEE REQUIRED)




      For the fiscal year ended          December 31, 1993
                                    -----------------------------



(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


      For the transition period from           to

                                    -----------   ------------


                                    Commission file no. 1-4651
                                                        -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Echlin Incentive and Savings Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                            Echlin Inc.
                                       100 Double Beach Road
                                   Branford, Connecticut  06405

                  Echlin Incentive and Savings Investment Plan
                                      Index
                                December 31, 1993





- -------------------------------------------------------------------

                                                                          Page
                                                                          ----
I REQUIRED INFORMATION:

    Report of Independent Accountants                                        4

    Statements of Financial Condition                                      5-6

    Statements of Income and Changes in Participants' Equity               7-9

    Notes to Financial Statements                                        10-13

    Schedule A - Schedule of Reportable Transactions                        14

II  SIGNATURE                                                               15

III EXHIBIT A - Consent of Independent Accountants                          16

Echlin Incentive and Savings Investment Plan

Financial Statements


December 31, 1993



- -------------------------------------------------------------------

PRICE WATERHOUSE [LOGO]


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the net assets of Echlin Incentive and Savings Investment Plan at December 31, 1993 and 1992, and the changes in net assets for the three years ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse
- ------------------------
    Price Waterhouse


Stamford, Connecticut
March 22, 1994

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1993

                                 Growth-      Maximum        Money         Fixed         Echlin
                                Oriented       Growth        Market        Income         Stock       Employee
                               Stock Fund    Stock Fund       Fund          Fund          Fund          Loans        Total
                               ----------   -----------    ----------    ----------    ----------     ----------   ---------
ASSETS
  Investments, at fair
    value:
    Mutual funds                 $5,963,246   $12,839,874   $2,674,299    $         -   $         -   $        -   $21,477,419
    Fixed income fund                     -             -            -     32,042,625             -            -    32,042,625
    Echlin Inc. common
      stock                               -             -            -              -    23,454,369            -    23,454,369
                                 ----------   -----------   ----------    -----------   -----------   ----------   -----------
        Total investments         5,963,246    12,839,874    2,674,299     32,042,625    23,454,369            -    76,974,413
                                 ----------   -----------   ----------    -----------   -----------   ----------   -----------
  Receivables:
    Employee contributions          106,725       191,921       27,464        328,735       114,202            -       769,047
    Employer incentive
      match contribution                  -             -            -              -       226,669            -       226,669
    Employee loans                        -             -            -              -             -    3,355,683     3,355,683
    Echlin Inc.-employee
      loan repayments                     -             -            -              -             -      155,303       155,303
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total receivables           106,725       191,921       27,464        328,735       340,871    3,510,986     4,506,702
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total assets              6,069,971    13,031,795    2,701,763     32,371,360    23,795,240    3,510,986    81,481,115
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
LIABILITIES
  Employee withdrawals
    payable                         128,526       102,101       24,760        713,523       428,200            -     1,397,110
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total liabilities           128,526       102,101       24,760        713,523       428,200            -     1,397,110
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
  Net assets representing
    participants' equity         $5,941,445   $12,929,694   $2,677,003    $31,657,837   $23,367,040   $3,510,986   $80,084,005
                                 ==========   ===========   ==========    ===========   ===========   ==========   ===========

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1992

                                 Growth-      Maximum        Money         Fixed         Echlin
                                Oriented       Growth        Market        Income         Stock       Employee
                               Stock Fund    Stock Fund       Fund          Fund          Fund         Loans      Total
                               ----------    ----------    ----------    ----------    ----------    ----------  ----------
ASSETS
  Investments, at fair
    value:
    Mutual funds                 $3,554,284    $8,284,068   $2,326,197    $         -   $         -   $        -   $14,164,549
    Fixed income fund                     -             -            -     26,096,413             -            -    26,096,413
    Echlin Inc. common
      stock                               -             -            -              -    15,085,747            -    15,085,747
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total investments         3,554,284     8,284,068    2,326,197     26,096,413    15,085,747            -    55,346,709
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
  Receivables:
    Employee contributions           77,030       138,835       46,681        398,837        80,586            -       741,969
    Employer incentive
      match contribution                  -             -            -              -       103,350            -       103,350
    Employee loans                        -             -            -              -             -    2,805,910     2,805,910
    Echlin Inc.-employee
      loan repayments                     -             -            -              -             -      152,054       152,054
    Sprague Devices, Inc.
      Thrift Savings Plan           564,059     1,234,719       61,569      1,103,100       129,124            -     3,092,571
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total receivables           641,089     1,373,554      108,250      1,501,937       313,060    2,957,964     6,895,854
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------

        Total assets              4,195,373     9,657,622    2,434,447     27,598,350    15,398,807    2,957,964    62,242,563
                                 ----------    ----------   ----------    -----------   -----------  -----------   -----------
LIABILITIES
  Employee withdrawals
     payable                         19,998        32,099       21,095         78,912        35,194            -       187,298
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total liabilities            19,998        32,099       21,095         78,912        35,194            -       187,298
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
  Net assets representing
    participants' equity         $4,175,375    $9,625,523   $2,413,352    $27,519,438   $15,363,613   $2,957,964   $62,055,265
                                 ==========    ==========   ==========    ===========   ===========   ==========   ===========

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1993

                                 Growth-      Maximum        Money         Fixed        Echlin
                                Oriented       Growth        Market        Income        Stock      Employee
                               Stock Fund    Stock Fund       Fund          Fund         Fund         Loans       Total
                               ----------    -----------   ----------    ----------    ----------   ---------- ----------
Investment income:
  Net unrealized
    (depreciation)
    appreciation in fair
    value of investments        $ (17,989)   $1,326,245     $       -    $        -    $6,630,815    $       -    $7,939,071
  Net realized gains on
    sales of investments            8,836       152,437             -             -       274,843            -       436,116
  Interest and dividends          838,986       458,042        61,168     2,329,841       472,811            -     4,160,848
                                ---------   -----------    ----------   -----------   -----------   ----------   -----------
    Total investment
      income                      829,833     1,936,724        61,168     2,329,841     7,378,469            -    12,536,035

Employee contributions          1,037,399     1,792,068       398,007     4,165,556       952,327            -     8,345,357
Employer incentive
  match contribution                    -             -             -             -       776,669            -       776,669
Interest on employee
  loans                                 -             -             -             -             -      298,930       298,930
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
    Total additions             1,867,232     3,728,792       459,175     6,495,397     9,107,465      298,930    21,956,991
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------

Employee withdrawals             (274,316)     (348,475)      (71,818)   (2,242,782)     (990,860)           -    (3,928,251)
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net transfers between
  funds                           173,154       (76,146)     (123,706)     (114,216)     (113,178)     254,092             -
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net increase in assets          1,766,070     3,304,171       263,651     4,138,399     8,003,427      553,022    18,028,740

Net assets at beginning
  of year                       4,175,375     9,625,523     2,413,352    27,519,438    15,363,613    2,957,964    62,055,265
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net assets at end of
  year                         $5,941,445   $12,929,694    $2,677,003   $31,657,837   $23,367,040   $3,510,986   $80,084,005
                               ==========   ===========    ==========   ===========   ===========   ==========   ===========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1992

                                 Growth-      Maximum        Money         Fixed        Echlin
                                Oriented       Growth        Market        Income        Stock      Employee
                               Stock Fund    Stock Fund       Fund          Fund         Fund         Loans       Total
                               ----------    -----------   ----------    ----------   ----------    ----------   ----------
Investment income:
  Net unrealized
    (depreciation)
    appreciation in fair
    value of investments        $(224,369)   $  209,668    $        -   $         -   $ 6,078,497    $       -   $ 6,063,796
  Net realized gains on
    sales of investments           11,360       135,427             -             -        54,512            -       201,299
  Interest and dividends          472,629       390,328        70,888     1,994,642       434,939            -     3,363,426
                                ---------    ----------    ----------   -----------   -----------   ----------   -----------
    Total investment
      income                      259,620       735,423        70,888     1,994,642     6,567,948            -     9,628,521

Employee contributions            610,581     1,126,489       416,834     3,928,653       703,510            -     6,786,067
Employer incentive
  match contribution                    -             -             -             -       503,350            -       503,350
Interest on employee
  loans                                 -             -             -             -             -      277,983       277,983
Transfer of assets from
  the Sprague Devices,
  Inc. Thrift Savings
  Plan                            564,059     1,234,719        61,569     1,103,100       129,124            -     3,092,571
                               ----------    ----------    ----------   -----------   -----------   ----------   -----------
    Total additions             1,434,260     3,096,631       549,291     7,026,395     7,903,932      277,983    20,288,492
                               ----------    ----------    ----------   -----------   -----------   ----------   -----------
Employee withdrawals             (122,323)     (353,182)     (180,565)   (1,542,527)   (1,341,594)           -    (3,540,191)
                               ----------    ----------    ----------   -----------   -----------   ----------   -----------
Net transfers between
  funds                           (37,892)      196,553       (55,175)      151,770      (507,110)     251,854             -
                               ----------    ----------    ----------   -----------   -----------   ----------   -----------
Net increase in assets          1,274,045     2,940,002       313,551     5,635,638     6,055,228      529,837    16,748,301
Net assets at beginning
  of year                       2,901,330     6,685,521     2,099,801    21,883,800     9,308,385    2,428,127    45,306,964
                               ----------    ----------    ----------   -----------   -----------   ----------   -----------
Net assets at end of
  year                         $4,175,375    $9,625,523    $2,413,352   $27,519,438   $15,363,613   $2,957,964   $62,055,265
                               ==========    ==========    ==========   ===========   ===========   ==========   ===========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN


STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY


For the Year Ended December 31, 1991

                                 Growth-      Maximum        Money         Fixed        Echlin
                                Oriented       Growth        Market        Income        Stock      Employee
                               Stock Fund    Stock Fund       Fund          Fund         Fund         Loans       Total
                               ----------   -----------    ----------   ----------    ----------    ----------   ----------
Investment income:
  Net unrealized
    appreciation in fair
    value of investments       $  311,782    $1,731,638     $       -   $         -    $2,005,466   $        -   $ 4,048,886
  Net realized gains
    (losses) on sales of
    investments                    14,831       129,999             -             -      (279,405)           -      (134,575)
  Interest and dividends          284,552       323,608       111,373     1,739,329       414,432            -     2,873,294
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
    Total investment
      income                      611,165     2,185,245       111,373     1,739,329     2,140,493            -     6,787,605

Employee contributions            469,823       828,449       387,533     3,771,813       709,931            -     6,167,549
Employer incentive
  match contribution                    -             -             -             -       363,543            -       363,543
Interest on employee
  loans                                 -             -             -             -             -      240,095       240,095
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
    Total additions             1,080,988     3,013,694       498,906     5,511,142     3,213,967      240,095    13,558,792
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Employee withdrawals             (285,883)     (556,486)     (303,515)   (2,536,876)     (669,936)           -    (4,352,696)
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net transfers between
  funds                           (73,484)     (110,267)      (42,850)      159,041       (45,922)     113,482             -
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net increase in assets            721,621     2,346,941       152,541     3,133,307     2,498,109      353,577     9,206,096

Net assets at beginning
  of year                       2,179,709     4,338,580     1,947,260    18,750,493     6,810,276    2,074,550    36,100,868
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net assets at end of
  year                         $2,901,330    $6,685,521    $2,099,801   $21,883,800    $9,308,385   $2,428,127   $45,306,964
                               ==========    ==========    ==========   ===========    ==========   ==========   ===========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1993

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Echlin Incentive and Savings
Investment Plan ("Plan") have been prepared on the accrual basis of accounting.

Investments are stated at their fair value. The fair value of the Putnam Investors and the Putnam Voyager mutual funds were based on each fund's net asset value on the last business day of the plan year. The fair value of the Putnam Daily Dividend Fund represents investments made plus interest earned. The fair value of the Fixed Income Fund represents investments made plus interest earned at the stated contract rate. The Echlin Stock Fund is valued at the closing price for Echlin Inc. ("Company") common stock on the last business day of the plan year. Realized gains on sales of investments are determined using the average cost method.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established on March 1, 1984 to enable employees to defer a portion of their compensation on a pre-tax basis, thereby deferring federal income tax in the year in which the deferrals are made and providing savings to supplement retirement income to the employee. Putnam Fiduciary Trust Company serves as "Trustee" for the Plan and as custodian of the investments.

Each employee who is in a covered class of employees within a participating division, has attained age 21 and has one year of service is eligible to participate in the Plan. An employee may elect to have 1 to 15 percent of his compensation, as defined in the Plan agreement, up to the 1993 maximum elective deferral amount of $8,994 as determined under Section 402(g) of the Internal Revenue Code ("Code"), contributed to his account.

If at the end of its fiscal year the Company has consolidated net income for the current year or accumulated consolidated net income from prior years, the Company will match all or a portion of each eligible participant's contributions for the plan year that are based on the first 6 percent of the participant's compensation ("basic contribution"). The Company's minimum matching contribution will be based on its return on assets, as defined in the Plan, and will range from 1 percent of an employee's basic contribution (if the return on assets is 6.1 percent) to 100 percent of the basic contribution (if the return on assets is 16 percent or more). Matching contributions made by the Company will be invested solely in common stock of the Company.

Participants' accounts are fully vested at all times to the extent of employee contributions. Upon retirement, disability, as defined in the Plan, or death, the participant will be fully vested in the value of the Company's incentive matching contributions credited to his account regardless of his years of

Echlin Incentive and Savings Investment Plan
Notes to Financial Statements (Continued)

NOTE B -- DESCRIPTION OF THE PLAN (Continued)

continuous service. A participant with less than 5 years of continuous service will be vested in the Company's incentive matching contributions credited to his account on the last day of the third plan year following the plan year for which the match was made. Once a participant has 5 or more years of continuous service with the Company, the entire balance of matching contributions credited to the participant's account and each such contribution made to his account thereafter is immediately 100 percent vested.

Participants may borrow from their account balance in the Plan with the loan being repaid through payroll deductions. The interest rate, which is fixed for the term of the loan, is based upon the average interest rate for secured personal loans for the following three banks: First National Bank of Chicago, Shawmut Bank, and Trust Company of Georgia, rounded to the nearest half percent. In addition, a participant may withdraw vested funds from his or her account if it is demonstrated that a hardship, as defined under the Code, exists.

The Plan provides for the establishment of a trust which consists of five investment funds. The five funds are: The Echlin Stock Fund, a Fixed Income Fund, a Maximum Growth Stock Fund (which is currently invested in the Putnam Voyager Mutual Fund), a Growth-Oriented Stock Fund (which is currently invested in the Putnam Investors Mutual Fund) and a Money Market Fund (which is currently invested in the Putnam Daily Dividend Mutual Fund). An employee may choose to invest his or her contribution in any or all of the foregoing funds. At any time during the year an employee may amend future investment allocations and quarterly may amend past investment allocations. As of December 31, 1993 there were 8,102 participants in the Plan. Information pertaining to the earnings objectives and performance results for these funds can be requested from the Company's Human Resource department. In addition, participants are provided with quarterly statements summarizing activity in their accounts.

The Employee Benefits Committee ("Plan Administrator") is responsible for the administration of the Plan. Liability of the Company for acts or omissions of any member of the Committee will be limited to amounts not covered by insurance and not payable by the trust under applicable law.

The Company may, by action of its Board of Directors, amend or terminate the Plan without shareholder approval at any time. In the event of termination of the Plan, assets will be distributed in accordance with the terms of the Plan. Fees and expenses incurred by the Plan Administrator and the Trustee in connection with the operation of the Plan will be paid from the Plan, if not paid by the Company.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1985, qualifies under Section 401(a) of the Internal Revenue Code of 1954 and therefore the related plan trust

Echlin Incentive and Savings Investment Plan
Notes to Financial Statements (Continued)


NOTE C -- INCOME TAX STATUS (Continued)

is not subject to tax under present tax laws. The Company is in the process of restating the Plan as of January 1, 1989 and will submit the Plan to the IRS for a redetermination, under the Internal Revenue Code of 1986.


NOTE D -- TRANSFER OF ASSETS

In September, 1992, the Company acquired Sprague Devices, Inc. Effective December 31, 1992, the assets from the Sprague Devices, Inc. Thrift Savings Plan ("Sprague Plan") were merged into the Plan. As the transfer of the Sprague Plan assets occurred in January, 1993, a receivable from the Sprague Plan was included in the accompanying December 31, 1992 Statement of Financial Condition.


NOTE E -- ASSETS HELD FOR INVESTMENT

Assets held for investment at December 31, 1993 and 1992 consist of the following:

December 31, 1993
- -----------------

                                         Shares        Fair
                                        or Units       Value         Cost
                                        --------    -----------   -----------
   Mutual Funds:
      Putnam Investors                   733,487    $ 5,963,246   $ 6,072,816
      Putnam Voyager                   1,220,520     12,839,874     9,574,681
      Putnam Daily Dividend            2,674,299      2,674,299     2,674,299
                                                    -----------   -----------
                                                     21,477,419    18,321,796
                                                    -----------   -----------
   Fixed Income Fund:
      Provident                       12,188,130     12,188,130    12,188,130
      Allstate                         6,803,780      6,803,780     6,803,780
      Mass Mutual                      4,436,751      4,436,751     4,436,751
      John Hancock                     8,269,841      8,269,841     8,269,841
      Prudential                         344,123        344,123       344,123
                                                    -----------   -----------
                                                     32,042,625    32,042,625
                                                    -----------   -----------
   Echlin Stock Fund:
      Echlin Inc. Common Stock           705,395     23,454,369    11,664,191
                                                   ------------   -----------
                                                    $76,974,413   $62,028,612
                                                   ============   ===========


Echlin Incentive and Savings Investment Plan
Notes to Financial Statements (Continued)

NOTE E -- ASSETS HELD FOR INVESTMENT (Continued)

December 31, 1992
- -----------------

                                         Shares        Fair
                                        or Units       Value         Cost
                                        --------    -----------   -----------
   Mutual Funds:
      Putnam Investors                   437,181    $ 3,554,284   $ 3,645,865
      Putnam Voyager                     787,459      8,284,068     6,345,121
      Putnam Daily Dividend            2,326,197      2,326,197     2,326,197
                                                   ------------   -----------
                                                     14,164,549    12,317,183
                                                   ------------   -----------

   Fixed Income Fund:
      Union Central                    1,491,683      1,491,683     1,491,683
      Provident                       12,166,240     12,166,240    12,166,240
      Allstate                         6,242,000      6,242,000     6,242,000
      Mass Mutual                      4,162,902      4,162,902     4,162,902
      John Hancock                     2,033,588      2,033,588     2,033,588
                                                   ------------   -----------
                                                     26,096,413    26,096,413
                                                   ------------   -----------
   Echlin Stock Fund:
      Echlin Inc. Common Stock           645,380     15,085,747     9,926,383
                                                   ------------   -----------
                                                    $55,346,709   $48,339,979
                                                   ============   ===========

                                                        Schedule A
                                                        ----------

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN


SCHEDULE OF REPORTABLE TRANSACTIONS


December 31, 1993



                                                  Sales          Realized
                                Purchases        Proceeds       Gain (Loss)
                               -----------      ----------      -----------
Putnam Voyager Fund             $3,785,281      $(732,771)        $168,456

John Hancock
  Blended Contract             $10,571,018    $(2,346,841)               -



                                         14

                                      SIGNATURE
                                      ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings Investment
Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      Echlin Incentive and Savings
                                      Investment Plan





Date:  March 25, 1994                 /s/ Jon P. Leckerling
                                      -------------------------------------
                                      Jon P. Leckerling
                                      Vice President, General Counsel
                                      and Corporate Secretary


                                         15

                             Exhibit A

                         CONSENT OF INDEPENDENT ACCOUNTANTS
                         ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-92426 and 33-15814) of
Echlin Inc. of our report dated March 22, 1994 appearing on page 4 of this Form 11-K.





/s/ Price Waterhouse
- ------------------------
    Price Waterhouse



Stamford, Connecticut
March 25, 1994


                                         16

